3-18-04

AM 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]

04016111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HKC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD K. COHEN (212) 499-1310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 08 2004 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
APR 01 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold K. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKC Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

VALENTINO VASI
Notary Public, State of New York
No. 02VA5067519
Qualified in New York County
Commission Expires October 15, 2006

Dec 28

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HKC SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
HKC Securities, Inc.

We have audited the accompanying statement of financial condition of HKC Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKC Securities, Inc. as of December 31, 2003, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 11, 2004
New York, NY

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

HKC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$176,635
Receivable from broker or dealers - other	32,000
Furniture, fixtures and equipment, net of accumulated depreciation of $52,148	7,000
Other assets	45,742
Total assets	$261,377

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 49,519
Total liabilities	$ 49,519
Stockholder's equity:	
Common stock, no par, 200 shares authorized, 100 shares issued and outstanding	$ 1,000
Additional paid-in-capital	159,000
Retained earnings	51,858
Total stockholder's equity	$211,858
Total liabilities and stockholder's equity	$261,377

See the accompanying notes to financial statements.

HKC SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commission income	$1,532,191
Interest income	852
Other	986,375
Total revenues	$2,519,418
Expenses:	
Salaries and other employment costs	$1,634,248
Professional fees	37,922
Consulting and finders fees	198,000
Taxes other than income	66,420
Occupancy	172,178
Other expenses	401,979
Total expenses	$2,510,747
Loss before provision for income taxes	$ 8,671
Provision for income taxes	7,057
Net income	$ 1,614

See the accompanying notes to financial statements.

HKC SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2003	$1,000	$159,000	$50,244	$210,244
Net income	-	-	1,614	1,614
Balance, December 31, 2003	$1,000	$159,000	$51,858	$211,858

See the accompanying notes to financial statements.

HKC SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities

Net income	$ 1,614
Adjustments to reconcile net income to net cash:	
Depreciation	5,051
Changes in assets and liabilities:	
Decrease in due from clearing broker	69,986
Decrease in other assets	25,432
Decrease in accounts payable and accrued expenses	(68,499)
Cash used in operating activities	$ 33,584
Net increase in cash and cash equivalents	$ 33,584
Cash and cash equivalents, January 1	143,051
Cash and cash equivalents, December 31	$176,635

Supplemental Information:

Taxes paid	$ 10,200

See the accompanying notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions, where applicable.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

HKC SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2. Receivable From Brokers or Dealers - Other

At December 31, 2002, the receivable from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

Pursuant to an agreement between the Company and the clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

Note 3. Furniture, Fixtures and Equipment

A summary of furniture, fixtures and equipment as of December 31, 2003 is as follows:

Computer equipment	$52,890
Furniture and fixtures	11,309
	$64,199
Less: Accumulated depreciation and amortization	(57,199)
	$ 7,000

Depreciation expense totaled $5,051 for the year ended December 31, 2003.

Note 4. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $155,116, which exceeds the requirement by $105,116. The company's net capital ratio was .31 to 1.

Note 5. Commitments

The Company occupies space under a licensing agreement with its clearing broker for office space. This agreement calls for monthly payments of $12,056 until May 31, 2007. The minimum annual payments under the agreement are as follows:

Year	Amount
2004	$144,666
2005	144,666
2006	144,666
2007	60,278
	$494,276

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

Schedule I

HKC SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2003

Net Capital

Total stockholders' equity		$211,858
Total stockholders' equity qualified for net capital		$211,858
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment	$ 7,000	
Other assets	45,742	
Other deduction	4,000	56,742
Net capital		$155,116

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,303
Minimum dollar net capital required	$ 50,000
Excess net capital	$105,116

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 49,519
Percent of aggregate indebtedness to net capital	.31

Reconciliation of computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

Schedule II

HKC SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts of its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

HKC SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
HKC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of HKC Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of HKC Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

C, S & Co.

Conroy, Smith & Co.

February 11, 2004
New York, NY